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As filed with the Securities and Exchange Commission on November 3, 2014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MCG CAPITAL CORPORATION
(Name of Subject Company (Issuer))

MCG CAPITAL CORPORATION
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

58047P 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Tod K. Reichert
General Counsel, Chief Compliance Officer and Corporate Secretary
MCG Capital Corporation
1001 19th Street North, 10th Floor
Arlington, VA 22209
(703) 247-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$75,000,000*	$8,715**

*
Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $75,000,000 in aggregate of up to 23,076,923 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $3.25 per share.

**
The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

  ☑          Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the tender offer by MCG Capital Corporation, a Delaware corporation ("MCG" or the "Company"), to purchase for cash up to $75.0 million of its common stock, $0.01 par value per share (the "shares"), at a price per share of not less than $3.25 and not more than $3.75 in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2014 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is filed herewith as Exhibit (a)(1)(B), which together constitute the "tender offer". Additional documents relating to the tender offer are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth under "Summary Term Sheet" in the Offer to Purchase, which is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is MCG Capital Corporation. The address and telephone number of the Company is set forth under Item 3.

        (b)   Reference is made to the information set forth under "Introduction" in the Offer to Purchase, which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under Section 8 ("Price Range of Shares; Dividends"), which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The name of the issuer is MCG Capital Corporation, an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), and is incorporated in the State of Delaware ("MCG" or the "Company"); the address of its principal executive office is 1001 19th Street North, 10th Floor, Arlington, VA 22209 and its telephone number is (703) 247-7500. Our internet address is http://mcgcapital.com. Reference is made to the information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

  Summary Term Sheet;

  Introduction;

  Section 1 ("Number of Shares; Proration");

  Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

  Section 3 ("Procedures for Tendering Shares");

  Section 4 ("Withdrawal Rights");

  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  Section 6 ("Conditional Tender of Shares");

  Section 7 ("Conditions of the Tender Offer");

  Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  Section 13 ("Certain U.S. Federal Income Tax Consequences"); and

  Section 14 ("Extension of the Tender Offer; Termination; Amendment").

        (b)   Reference is made to the information set forth under "Introduction" and under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        Reference is made to the information set forth under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (b) and (c) Reference is made to the information set forth under "Summary Term Sheet," under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer") and under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Reference is made to the information set forth under Section 9 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   and (b) Reference is made to the information set forth under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        Reference is made to the information set forth under "Summary Term Sheet" and under Section 15 ("Fees and Expenses; Dealer Manager; Information Agent; Depositary") in the Offer to Purchase, which is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)   Reference is made to the information set forth under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer"); under Section 10 ("Certain Information Concerning Us"), under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and under Section 12 ("Legal Matters; Regulatory Approvals") in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (b)   Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

Item 12.    Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated November 3, 2014.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 3, 2014.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 3, 2014.
(a)(1)(F)	Summary Advertisement, dated November 3, 2014.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated October 29, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MCG Capital Corporation on October 29, 2014).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)(A)
Third Amended and Restated Registration Rights Agreement by and among MCG Capital Corporation and certain stockholders (incorporated by reference to Exhibit 10.1 of the Company's Form 10-K for the year ended 2001 (Commission File No. 0-33377)).
(d)(1)(B)	MCG Capital Corporation 401(k) Plan (incorporated by reference to Exhibit 10.12 of the Company's Form 10-K for the year ended 2012 (Commission File No. 0-33377)).
(d)(1)(C)	MCG Capital Corporation Dividend Reinvestment Plan (incorporated by reference to Exhibit 99.e of the Company's Form N-2 filed on November 1, 2001 (Commission File No. 333-64596)).
(d)(1)(D)
MCG Capital Corporation Third Amended and Restated 2006 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on June 1, 2010 (Commission File No. 0-33377) and to Exhibit 10.2 of the Company's Form 8-K/A filed on June 2, 2010 (Commission File No. 0-33377)).
(d)(1)(E)
MCG Capital Corporation Third Amended and Restated 2006 Employee Restricted Stock Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on June 1, 2010 (Commission File No. 0-33377) and to Exhibit 10.1 of the Company's Form 8-K/A filed on June 2, 2010 (Commission File No. 0-33377)).
(d)(1)(F)
Form of Restricted Stock Agreement for Non-Employee Members of the Board of Directors (pursuant to the Third Amended and Restated 2006 Non-Employee Director Restricted Stock Plan) (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q filed on August 5, 2010 (Commission File No. 0-33377)).
(d)(1)(G)
Form of Restricted Stock Agreement for Employees (pursuant to the Third Amended and Restated 2006 Employee Restricted Stock Plan) (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q filed on August 5, 2010 (Commission File No. 0-33377)).
(d)(1)(H)
Form of Restricted Stock Agreement for MCG Executive Employee (pursuant to the Third Amended and Restated 2006 Employee Restricted Stock Plan) (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on March 5, 2012 (Commission File No. 0-33377)).

EXHIBIT NUMBER	DESCRIPTION
(d)(1)(I)	Letter Agreement between MCG Capital Corporation and B. Hagen Saville, dated April 21, 2014 (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on April 21, 2014 (Commission File No. 0-33377)).
(d)(1)(J)
Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Tod K. Reichert, dated August 2, 2011 (incorporated by reference to Exhibit 10.6 of the Company's Form 10-Q filed on August 4, 2011 (Commission File No. 0-33377)).
(d)(1)(K)
Amendment No. 1 to Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Tod K. Reichert, dated as of March 5, 2014 (incorporated by reference to Exhibit 10.19 of the Company's Form 10-K filed on March 5, 2014 (Commission File No. 0-33377)).
(d)(1)(L)
Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Keith Kennedy, dated as of March 5, 2014 (incorporated by reference to Exhibit 10.20 of the Company's Form 10-K filed on March 5, 2014 (Commission File No. 0-33377)).
(d)(1)(M)	MCG Capital Corporation 2011 Severance Pay Plan, dated August 3, 2011 (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q filed on August 4, 2011 (Commission File No. 0-33377)).
(d)(1)(N)	Amendment No. 1 to MCG Capital Corporation 2011 Severance Pay Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on March 15, 2012 (Commission File No. 0-33377)).
(d)(1)(O)	Amendment No. 2 to MCG Capital Corporation Severance Pay Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q filed on July 31, 2012 (Commission File No. 0-33377)).
(d)(1)(P)
Amendment No. 1 to Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Keith Kennedy dated April 21, 2014 (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on April 21, 2014 (Commission File No. 0-33377)).
(e)	None.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014

MCG CAPITAL CORPORATION
By:	/s/ TOD K. REICHERT
Name: Tod K. Reichert
Title: General Counsel, Chief Compliance Officer and Corporate Secretary

 Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated November 3, 2014.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 3, 2014.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 3, 2014.
(a)(1)(F)	Summary Advertisement, dated November 3, 2014.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated October 29, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MCG Capital Corporation on October 29, 2014).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)(A)
Third Amended and Restated Registration Rights Agreement by and among MCG Capital Corporation and certain stockholders (incorporated by reference to Exhibit 10.1 of the Company's Form 10-K for the year ended 2001 (Commission File No. 0-33377)).
(d)(1)(B)	MCG Capital Corporation 401(k) Plan (incorporated by reference to Exhibit 10.12 of the Company's Form 10-K for the year ended 2012 (Commission File No. 0-33377)).
(d)(1)(C)	MCG Capital Corporation Dividend Reinvestment Plan (incorporated by reference to Exhibit 99.e of the Company's Form N-2 filed on November 1, 2001 (Commission File No. 333-64596)).
(d)(1)(D)
MCG Capital Corporation Third Amended and Restated 2006 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on June 1, 2010 (Commission File No. 0-33377) and to Exhibit 10.2 of the Company's Form 8-K/A filed on June 2, 2010 (Commission File No. 0-33377)).
(d)(1)(E)
MCG Capital Corporation Third Amended and Restated 2006 Employee Restricted Stock Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on June 1, 2010 (Commission File No. 0-33377) and to Exhibit 10.1 of the Company's Form 8-K/A filed on June 2, 2010 (Commission File No. 0-33377)).
(d)(1)(F)
Form of Restricted Stock Agreement for Non-Employee Members of the Board of Directors (pursuant to the Third Amended and Restated 2006 Non-Employee Director Restricted Stock Plan) (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q filed on August 5, 2010 (Commission File No. 0-33377)).
(d)(1)(G)
Form of Restricted Stock Agreement for Employees (pursuant to the Third Amended and Restated 2006 Employee Restricted Stock Plan) (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q filed on August 5, 2010 (Commission File No. 0-33377)).
(d)(1)(H)
Form of Restricted Stock Agreement for MCG Executive Employee (pursuant to the Third Amended and Restated 2006 Employee Restricted Stock Plan) (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on March 5, 2012 (Commission File No. 0-33377)).

EXHIBIT NUMBER	DESCRIPTION
(d)(1)(I)	Letter Agreement between MCG Capital Corporation and B. Hagen Saville, dated April 21, 2014 (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on April 21, 2014 (Commission File No. 0-33377)).
(d)(1)(J)
Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Tod K. Reichert, dated August 2, 2011 (incorporated by reference to Exhibit 10.6 of the Company's Form 10-Q filed on August 4, 2011 (Commission File No. 0-33377)).
(d)(1)(K)
Amendment No. 1 to Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Tod K. Reichert, dated as of March 5, 2014 (incorporated by reference to Exhibit 10.19 of the Company's Form 10-K filed on March 5, 2014 (Commission File No. 0-33377)).
(d)(1)(L)
Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Keith Kennedy, dated as of March 5, 2014 (incorporated by reference to Exhibit 10.20 of the Company's Form 10-K filed on March 5, 2014 (Commission File No. 0-33377)).
(d)(1)(M)	MCG Capital Corporation 2011 Severance Pay Plan, dated August 3, 2011 (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q filed on August 4, 2011 (Commission File No. 0-33377)).
(d)(1)(N)	Amendment No. 1 to MCG Capital Corporation 2011 Severance Pay Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on March 15, 2012 (Commission File No. 0-33377)).
(d)(1)(O)	Amendment No. 2 to MCG Capital Corporation Severance Pay Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q filed on July 31, 2012 (Commission File No. 0-33377)).
(d)(1)(P)
Amendment No. 1 to Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Keith Kennedy dated April 21, 2014 (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on April 21, 2014 (Commission File No. 0-33377)).
(e)	None.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Exhibit Index